EXHIBIT 12(a)

WELLS FARGO & COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter ended September 30,		Nine months ended September 30,
($ in millions)	2012	2011	2012	2011

Earnings including interest on deposits (1):
Income before income tax expense	$7,510	6,140	21,250	17,599
Less: Net income from noncontrolling interests	93	87	264	266

Income before income tax expense and after noncontrolling interests	7,417	6,053	20,986	17,333
Fixed charges	1,349	1,724	4,208	5,435

	8,766	7,777	25,194	22,768

Fixed charges (1):
Interest expense	1,263	1,636	3,947	5,163
Estimated interest component of net rental expense	86	88	261	272

	$1,349	1,724	4,208	5,435

Ratio of earnings to fixed charges (2)	6.50	4.51	5.99	4.19

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$7,417	6,053	20,986	17,333
Fixed charges	921	1,165	2,880	3,667

	8,338	7,218	23,866	21,000

Fixed charges:
Interest expense	1,263	1,636	3,947	5,163
Less: Interest on deposits	428	559	1,328	1,768
Estimated interest component of net rental expense	86	88	261	272

	$921	1,165	2,880	3,667

Ratio of earnings to fixed charges (2)	9.05	6.20	8.29	5.73

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.